Mail Stop 4561

January 28, 2010

Mr. Robert A. Eberle
President and Chief Executive Officer
Bottomline Technologies (de), Inc.
325 Corporate Drive
Portsmouth, NH 03801

> **Re:** **Bottomline Technologies (de), Inc.**
> **Form 10-K for the Fiscal Year ended June 30, 2009**
> **Filed September 11, 2009**
> **Form 8-K filed on August 5, 2009**
> **Form 8-K filed on October 22, 2009**
> **File No. 000-25259**

Dear Mr. Eberle:

We have reviewed the above-referenced filings and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K's filed on August 5, 2009 and October 22, 2009

1.   We believe the non-GAAP operating statement columnar format appearing in your Form 8-K's filed on August 5, 2009 and October 22, 2009 conveys undue prominence to a statement based on non-GAAP information. Please tell us how you considered Question 102.10 of our Compliance and Disclosure Interpretations available at http://sec.gov/divisions/corpfin/guidance/nongaapinterp.htm. As a substitute for this presentation format, you may consider presenting only individual non-GAAP measures (i.e., line items, subtotals, etc.) provided each one complies with Item 10(e)(1)(i) of Regulation S-K or Regulation G.

Form 10-K for the Fiscal Year ended June 30, 2009

Item 6. Selected Financial Data, page 24

2.   We note that you are separately presenting the stock-based compensation expense from its applicable expense line item here and throughout your MD&A disclosures. This presentation causes each expense line item to be a Non-GAAP amount since they exclude expenses that are included in the GAAP line-items. Indicate why your presentation is not consistent with your audited statement of operations included on page 55.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Significant Judgments and Estimates

Goodwill and Intangible Assets, page 30

3.   We have reviewed your goodwill and intangible assets policy. Please consider expanding your disclosures in future filings for the items noted below:

- Amount of goodwill allocated to each reporting unit;
- Percentage by which fair value exceeded carrying value as of the date of the most recent test;
- Description of the methods and key assumptions used and how the key assumptions were determined;
- Discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and
- Description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Results of Operations, page 33

4.   Tell us how you considered quantifying the reasons for your fluctuations in your line items year over year. Your current disclosures appear to be unclear to readers as to which items are the significant factors. For example, in your discussion of banking solutions on page 33, you state revenue increased from several large new and ongoing banking projects. Similarly, on page 36, you identify several expenses that increased in sales and marketing, but your disclosures do not quantify the total increase in sales and marketing year over year. Your enhanced disclosures should enable a reader to better understand the extent to which operating results were impacted by specific factors. See Section III.B.4 of SEC Release 33-8350. Similar concerns apply to your disclosures in your Form 10-Q for the quarter ended September 30, 2009.

5.   We note that you provide a discussion of revenues by segment. Tell us how you considered providing a discussion of profitability by segment. Refer to FRR 501.06.a.

Liquidity and Capital Resources, page 42

6.   We note that your discussion of cash flows from operating activities is essentially a recitation of the reconciling items identified on the face of the statement of cash flows. This does not appear to contribute substantively to an understanding of your cash flows. Rather, it repeats items that are readily determinable from the financial statements. When preparing the discussion and analysis of operating cash flows, you should address material changes in the underlying drivers that affect these cash flows. These disclosures should also include a discussion of the underlying reasons for changes in working capital items that affect operating cash flows. Please tell us how you considered the guidance in Section IV.B.1 of SEC Release 33-8350. Similar concerns apply to your disclosures in your Form 10-Q for the quarter ended September 30, 2009.

Consolidated Financial Statements

Consolidated Statements of Operations, page 55

7.   We note your additional disclosure of share-based compensation on the face of the Consolidated Statements of Operations which includes a total of share-based compensation. Pursuant to paragraph F of SAB 107, the Staff believes that disclosure regarding the amount of expense related to share-based payment arrangements might be appropriate in a parenthetical note to the appropriate income statement line items, on the cash flow statement, in the footnotes to the financial statements, or within MD&A. The guidance in SAB 107, however, does not provide for a reconciliation of the share-based compensation expense on the

face of the income statement that includes a total of the share-based compensation. Tell us how you considered the guidance in SAB 107 in your current disclosures and tell us how you intend to comply with such guidance in your future filings. In addition, see the Division of Corporation Finance's "Current Accounting and Disclosure Issues" (Updated 11/30/06), Section I.B.2.

Consolidated Statements of Cash Flows, page 57

8.   We note that you net the line items, accounts payable, accrued expenses, deferred revenue and other long-term liabilities into one line item in your statement of cash flows. You also present on a single line item, inventory, prepaid expenses and other current assets and other assets. Tell us how you considered presenting these items on separate line items. In this regard, the reconciliation should separately report all major classes of reconciling items. See paragraph 29 of SFAS 95.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 or me at (202) 551-3730 if you have any questions regarding the above comments.

Sincerely,

Stephen Krikorian
Accounting Branch Chief